January 9, 2015

Mr. Joseph M. Scaminace
Chairman of the Board and CEO
OM Group, Inc.
950 Main Avenue, Suite 1300
Cleveland, OH 44113

cc: The Board of Directors, OM Group, Inc.

Dear Joe:

We thank you and your team for taking the time to meet with us to discuss OM Group, Inc. ("OM Group," "OMG" or the "Company"). FrontFour Master Fund, Ltd., together with its affiliates ("FrontFour"), is one of the Company's largest shareholders with an ownership interest of approximately 5.8%. We continue to be highly concerned with the Company's performance on many levels. There is a clear trend of missed financial targets as evidenced by the material downward revision of EBITDA guidance twice during 2014 along with the reduction in long term revenue growth expectations. The Company has generated poor returns on capital while unfortunately continuing to pursue an M&A strategy that has destroyed significant value. Additionally, the Company has a bloated cost structure, and is significantly overcapitalized given the Company's net cash position and the excess cash trapped within working capital. We believe these cumulative factors have caused the Company's shares to significantly underperform both the broader equity market and its peer group over a sustained period of time.

Through the significant due diligence that we have conducted and our intimate knowledge of the industrials and chemicals sectors, we believe that OMG is deeply undervalued and a clear path to value creation exists through a cost-cutting opportunity of at least $50 million, the release of $30 million in working capital and a $250 million stock buyback. We believe that the successful implementation of these initiatives should result in the shares trading at approximately $60 per share. Such values would represent upside of approximately 120% from yesterday's closing price of $27.39. However, given management's track record to date, we believe that meaningful change in the form of oversight, accountability and a fresh perspective is necessary to realize these implied values. If we cannot reach an agreement with you on the Board of Directors (the "Board") composition and implementation of these necessary changes, we are prepared to nominate 3 individuals for election to the Board at the upcoming 2015 annual meeting. As you are aware, we have been successful in effectuating significant operational improvements in a number of companies within the industry, and we look forward to maintaining a constructive dialogue with you during this transition process.

A Value Destructive M&A Track Record

The Company touts its divestiture of legacy businesses and recent acquisitions as "transformational." However, in reality *these strategic actions have resulted in the acquisition of approximately $1.5 billion in net assets while the current enterprise value of OM Group is only approximately $800 million today, a clear reflection of significant value destruction.*

In 2011, the Company acquired Vacuumschmelze GmbH & Co KG ("VAC"), a German manufacturer of advanced magnetic materials for ~9.5x trailing EBITDA for total consideration of $1 billion. The Company originally stated that VAC's margin profile was sustainable in the high teens, but failed to recognize the impact of rare earths pricing on the VAC business. The actual sustainable margin profile has proven to be significantly lower than the guidance and management has been unable to grow EBIT. In addition to EBIT declining since the acquisition, the Company has taken charges to date totaling $171 million related to the VAC acquisition. Also, the Company has failed to disclose the purchase metrics, return profile, and performance of its $39 million acquisition of Rahu Analytics Limited.

FrontFour Capital Group LLC
35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045

We believe that the Company's shares are currently discounting shareholders' fear that the Company's cash balances and ample debt capacity will be deployed into further value destructive acquisitions. An immediate moratorium on acquisitions should be implemented until a fresh perspective can be brought into the boardroom.

Poor Return Metrics

The Company's return on invested capital and return on equity metrics have consistently underperformed the peer group, over both the short and long term. As shown below, we calculated return on invested capital ("ROIC") and return on equity ("ROE") over the last twelve months ("LTM"), 3-year and 5-year periods. The analysis shows that OMG's management team has consistently generated below average returns. The Company's M&A strategy and failure to generate returns in excess of its cost of capital have destroyed shareholder value.


Return on Invested Capital (%)
Return on Invested Capital (%)
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
LTM 9/30/14
3-Year Avg.
5-Year Avg.
OM Group
Proxy Peers

Source: Company Filings, Bloomberg.
Note: ROIC calculations assume OM Group and proxy peers corporate tax rate of 35% for comparability purposes. Financial figures unadjusted for one-time items.


Return on Equity (%)
Return on Equity (%)
17.00%
13.00%
9.00%
5.00%
1.00%
-3.00%
LTM 9/30/14
3-Year Avg.
5-Year Avg.
OM Group
Proxy Peers

Source: Company Filings, Bloomberg.
Note: Financial figures unadjusted for one-time items.

Operating Margins Significantly Below Peer Group

The Company's operating performance and margins continue to trend negatively and are uncompetitive versus its peers. As shown in the chart below, EBITDA margins on an LTM, a 3-year and 5-year basis are significantly below the peers and have declined over time.


EBITDA margins (%)
EBITDA margins (%)
14.00%
12.00%
10.00%
8.00%
LTM 9/30/14
3-Year Avg.
5-Year Avg.
OM Group
Proxy Peers

Source: Company Filings, Bloomberg.
Note: OM Group's EBITDA margins based on Adjusted EBITDA per Company Filings.

We believe that the Company's uncompetitive margins are a result of excessive corporate overhead, inefficient operations, stranded costs from divestitures, acquisitions which were not properly integrated and excessive management compensation. The Company's current restructuring plan is targeting $3 – $4 million in annualized savings from headcount reductions and facility consolidations. We believe this barely scratches the surface and that there are much greater opportunities to reduce costs, both at the corporate and segment level. ***We believe***

that at least $50 million of additional costs can be eliminated inclusive of SG&A reduction, improved operations, and direct and indirect cost rationalization.

Bloated SG&A Structure

The Company's SG&A margin as a percentage of sales has expanded by almost 350 basis points or 62% on an absolute dollar basis over the past 5 years. Compared against its peer group, OMG has been running SG&A as a percentage of sales approximately 200 basis points higher over the last 5 years and by over 500 basis points on an LTM basis. Importantly, we note that the peer group has actually reduced SG&A as a percentage of sales since coming out of the 2009 financial crisis, while OM Group's SG&A as a percentage of sales has significantly increased over this same time period. Lastly, this increased SG&A expense has not resulted in better growth prospects as the Company recently lowered its expected revenue growth rate from 5% to approximately 2 – 3%.



SG&A % of Sales

Source: Company Filings, Bloomberg.

Significant Cash Trapped in Working Capital

OM Group's working capital as a percentage of sales in 3Q2014 was 32.7%, which is higher than management's internal target of the high 20s%, despite the divestiture of the working capital intensive Advanced Materials business in early 2013. It is significantly higher than its peer group, whose working capital to sales average over the past 5 years is better by a staggering ~900 basis points. The Company has consistently stated on earnings calls that its working capital needs to be managed more efficiently, however shareholders have yet to see any improvement. Our due diligence has led us to believe that a minimum of $30 million of excess cash via working capital can potentially be released through improved working capital management.

Overcapitalized Balance Sheet

We believe that there is a meaningful opportunity to expand the existing share repurchase program. The current availability under the repurchase program of $59 million is too small given the stock valuation discount, trough

earnings across many of its segments and the future benefits from a cost rationalization, margin enhancement program, and a net cash position.

With the Company's low capex requirements and attractive free cash flow characteristics, we believe the Company can comfortably return capital to shareholders while preserving strategic flexibility and ample liquidity. A properly implemented share repurchase program of $250 million would reduce the Company's current shares outstanding by approximately 25%, be significantly accretive to earnings and would allow the Company to maintain a leverage profile below 1.3x. It is important to note that given the Company's cash flow generation, it would quickly reduce leverage from this level.

<u>Valuation Overview</u>

PROJECTED FINANCIAL PERFORMANCE ($ IN MILLIONS)		
	FY 2015	FY 2016
Revenues	**$987.2**	**$1,005.5**
YoY growth %	*0.9%*	*1.9%*
EBITDA	109.9	133.1
Add: Yardney Acquisition	4.0	5.0
Add: Restructuring Cost Savings	15.0	35.0
Adjusted EBITDA	**128.9**	**173.1**
YoY growth %	*11.9%*	*34.4%*
margin %	*13.1%*	*17.2%*
Less: Cash Interest	1.1	2.1
Less: Cash Taxes	15.0	25.4
Less: Capital Expenditures	38.5	39.2
Less: Working Capital Use / (Gain)	(3.9)	5.3
Run-Rate Free Cash Flow (FCF)	**78.2**	**101.0**
FCF/Share	$3.31	$4.28
Leverage and Coverage Metrics		
Total Debt/EBITDA	1.25x	0.47x
Net Debt/EBITDA	1.25x	0.47x
Valuation Metrics		
EV/EBITDA	6.20x	4.16x
FCF Yield	*12.3%*	*15.8%*
Implied Share Price @ 8.5x EBITDA		**$58.83**

FrontFour Key Modeling Assumptions:

- $250 million share repurchase program @ $33.00 to be completed in 2015
- $50 million of run-rate cost savings realized by 2016; $15 million recognized in 2015 with remainder in 2016
- $30 million of cash costs incurred to implement restructuring
- Working capital reduction of $30 million realized through 2016
- Valuation multiple of 8.5x EBITDA which represents midpoint of estimated target range
- Corporate tax rate of 25%
- Capital expenditures at 4% of sales

We are a significant shareholder of OM Group and strongly believe the current operational and strategic paths cannot continue. The status quo is simply not working. We believe OM Group is comprised of attractive businesses that when operated at a high level can generate substantially higher margins and robust free cash flow resulting in a stock that reflects its intrinsic value.







FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045

In conclusion, we believe the Company has been undermanaged and there is a highly attractive opportunity to unlock value for the benefit of all shareholders. With improved Board oversight, OMG will be well-positioned to execute on its expanding market opportunities, product offerings and to deliver improved margins and cash flows to its shareholders. Should management be unable to execute on a path to value creation, we believe that all or parts of the OM Group's portfolio would be very attractive to potential suitors. The time for change and value creation is now. We look forward to continuing our discussions with you to ensure that value is created for all of the Company's shareholders, but are prepared to nominate a slate of director candidates if necessary as the status quo is unacceptable.

Regards,

Zachary R. George
Managing Member

David A. Lorber
Managing Member

Stephen E. Loukas
Managing Member